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Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Six Months ended June, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Period from August 12, 2004 (Inception) through December 31, 2004
	(dollar amounts in thousands)
Earnings:
Income (loss) before equity in income of unconsolidated affiliate and income tax expense	$47,329	$130,574	$58,225	$(6,937)
Add: Fixed charges from below	210,219	741,680	279,718	975

Total earnings	$257,548	$872,254	$337,943	$(5,962)
Fixed charges:
Interest expense(1)	$210,219	$741,680	$279,718	$975

Total fixed charges	$210,219	$741,680	$279,718	$975
Ratio of Earnings to Fixed Charges	1.2x	1.2x	1.2x	(2)

(1)
Includes amortization of capitalized expenses relating to indebtedness.

(2)
Fixed charges exceeded earnings by approximately $6.0 million for the period from August 12, 2004 (the date of inception) through December 31, 2004.

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Computation of Ratios of Earnings to Fixed Charges